82-4421



06010364



EASTMAIN

NEWS RELEASE

EASTMAIN ANNOUNCES COMPLETION OF SECOND TRANCHE OF PRIVATE PLACEMENT

TSX Symbol: ER January 10, 2006

Eastmain Resources Inc. (ER:TSX) announces that it has completed the second tranche of its private placement financing previously announced on December 13, 2005. Pursuant to the second tranche, Eastmain issued an aggregate of 3,850,000 units at a price of $0.50 per unit. Each unit consists of one common share of Eastmain and one-half of one share purchase warrant. Each full share purchase warrant entitles the holder thereof to acquire one additional common share of Eastmain at a price of $0.65 until January 9, 2008. In conjunction with the closing of the first tranche of the financing on December 28, 2005, Eastmain issued 8,450,000 units for aggregate gross proceeds of $4,225,000.

In connection with the private placement, Eastmain paid fees totaling $286,351 and issued broker warrants exercisable for 483,000 common shares of Eastmain.

Eastmain is one of the most active mining exploration companies in Northern Québec. The Company's primary focus is gold exploration within an emerging mining district in the Eastmain/Opinaca region of Québec. With approximately 61 million shares issued and outstanding, Eastmain has working capital of C$7 million and is debt free. Approximately 48% of the Company is held by over 20 different financial institutions.

For further information please contact:
Donald J. Robinson, President or
Catherine Butella, Exploration Manager at
phone (519) 940-4870
fax (519) 940-4871
e-mail: robinson@eastmain.com
website: www.eastmain.com

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